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2005 *Annual Report*

ARIES MARITIME TRANSPORT LIMITED


NASDAQ

Through the ownership of double-hull products tankers and quality container vessels, Aries plays a significant role in meeting the worldwide demand for petroleum products as well as diverse industrial and consumer goods.

Focused on operational excellence, Aries Maritime provides its customers with safe, reliable and environmentally sound seaborne transportation services that meet stringent internal standards.

Financial

Highlights

EBITDA
(In Millions)


$50
40
30
20
10
0
'03
'04
'05

NET REVENUES
(In Millions)


$80
60
40
20
0
'03
'04
'05

GROWTH IN FLEET
(Number of Ships)


20
15
10
5
0
'03
'04
'05

Aries Maritime was established with the goal of creating a different type of public shipping company in terms of its ability to provide shareholders with **STABLE EARNINGS AND DIVIDENDS** *combined with growth.*

(in thousands of U.S. Dollars except share data)	*From inception (March 7, 2003) to December 31,* 2003	*Year ended December 31,* 2004	2005
INCOME STATEMENT DATA			
Revenues from voyages	$ 7,316	$ 48,269	$ 75,905
Operating expenses	(5,059)	(29,205)	(43,953)
Net operating income	2,257	33,788	31,952
Other expenses	(1,743)	(8,515)	(17,181)
Net income	514	25,273	14,771
Basic and diluted earnings per share	0.03	1.56	0.64
EBITDA[1]	4,255	39,085	44,054
EBITDA per share	0.26	2.42	1.91
Weighted average number of shares	16,176,877	16,176,877	23,118,466
BALANCE SHEET DATA			
Total assets	$45,534	$245,725	$377,898
Total liabilities	45,020	229,072	222,217
Total debt[2]	40,410	206,960	183,820
Stockholders' equity	514	16,653	155,681

(1) See EBITDA reconciliation on page 45 in this annual report.
(2) Total debt represents the aggregate of current and long-term debt.


NASDAQ

Letter from the CEO

The success we experienced in 2005 has resulted in Aries providing shareholders with both **STEADY AND SIZEABLE DIVIDENDS** *during a time in which we positioned the Company to grow and further benefit from the favorable long-term fundamentals in two sectors—the products tanker and container vessel sectors.*

It is truly a pleasure and honor to present Aries Maritime's inaugural annual report. 2005 was a year of significant accomplishments for Aries, highlighted by corporate milestones such as our $153 million initial public offering, solid execution of strategic growth initiatives, and strong financial performance. The success we experienced in 2005 has resulted in Aries providing shareholders with both steady and sizeable dividends during a time in which we positioned the Company to grow and further benefit from the favorable long-term fundamentals in two sectors—the products tanker and container vessel sectors.

Stable Earnings and Dividends We established Aries Maritime with the goal of creating a different type of public shipping company in terms of its ability to provide shareholders with stable earnings and dividends combined with growth. Central to our success at accomplishing this critical objective for shareholders is our strategy of deploying one hundred percent of our fleet on period charters of varying lengths with leading global charterers. Aries' results in 2005 underscore the merits of this approach. Drawing on our profitable time charters, Aries distributed an aggregate $0.87 per share in dividends for the two eligible periods.

Complementing the stable and visible nature of its earnings, Aries structures its period charters in a manner that provides the Company with the opportunity to take advantage of future rate increases. Active management of contract durations, staggering renewals, and entering into profit sharing agreements highlights our proactive approach towards fleet deployment. With the majority of our charters secured prior to the sharp increases in rates and with contracts durations ranging from 5 months to 4.5 years, Aries is well positioned to renew charters at accretive levels. Based on rates as of December 31, 2005, the period market would have to decrease more than 30% to preclude Aries from increasing the amount it is currently earning on its contracts. Aries success at renewing time charters for two products tankers in 2005 at rates that were 29% higher than its previous charters demonstrates the Company's ability to take advantage of a strong rate environment.

In an effort to capitalize on the spot market without sacrificing downside protection, Aries continued to sign profit sharing agreements in 2005. Aries' ongoing success in this important area has positioned the Company to earn a percentage of profits over its base charter rate on a growing number of vessels. Including the Company's three acquisitions in 2005, one-third of its products tanker fleet on a deadweight tonnage basis will have profit sharing arrangements.

Achieving Growth for Shareholders In addition to the positive effect Aries' proactive fleet deployment approach could have on earnings and dividend growth, the Company's focus on expanding the fleet with quality vessels bodes well for its future prospects. Building on our success adding two container vessels to our fleet following the closing of the IPO, we acquired two 72,750 dwt double-hull products tanker newbuildings from Stena, a leading Swedish shipping group, as well as a 38,701 dwt 2001-built products tanker. The three acquisitions, which will expand Aries' products fleet by 47% on a tonnage basis, provide several important strategic benefits for the Company and its shareholders. First, we have enhanced our ability to take advantage of the expected near-term and long-term demand for seaborne refined petroleum transportation. Second, all three vessels have profitable period charters, with two having profit sharing components.

■ □ □ Aries' success at distributing an aggregate **$0.87** per share in dividends for the two eligible periods in 2005 is related to its 100% period coverage with leading customers.

Building on our success, Aries intends to continue to operate **QUALITY VESSELS** *on profitable period charters in order to post predictable revenue, earnings, and dividends for shareholders. At the same time, we will look to take advantage of our new $360 million credit facility to further grow the Company.*

Third, the acquisitions further improve the fleet's age profile and solidify the Company's position as an owner of quality double-hull products tankers. Finally, the acquisitions increase the Company's ability to realize operational advantages of owning sister ships.

Focus on Two Favorable Sectors With significant past experience operating in various shipping sectors, Aries' management and founders made the decision to focus on the container vessel and products tanker markets. In setting this deliberate course for Aries, we have positioned the Company to operate in two sectors that have favorable long-term fundamentals with predominately unrelated growth drivers. Specifically, the products tanker market enables the Company to benefit from the expected strong long-term demand for gasoline, jet fuel, diesel fuel, and other products in consuming regions such as the United States, Europe and Japan, which do not have adequate refinery capacity. This geographical dislocation between refinery capacity and consumption creates a strong need for long haul seaborne transportation of refined products.

By also focusing on the container vessel market, Aries is poised to take advantage of the demand for transporting finished and semi-finished goods from manufacturing centers to industrial and consumer end-users, which is expected to increase over the long term. This demand is expected to be driven by such factors as the increased globalization of the manufacturing and distribution process, manufacturers' focus on just-in-time delivery, and the growing industry trend of using several different vessels to transport a container on a single journey. In addition, demand for container vessels is expected to be positively affected by the increased penetration of container vessels into other shipping markets such as the general and refrigerated cargo markets.

The Year Ahead Building on our success in 2005, Aries intends to remain true to its strategy of operating quality vessels on profitable period charters in order to post predictable revenue, earnings, and dividends for shareholders. At the same time, we will continue to look to take advantage of the new, $360 million credit facility that was put in place in April of 2006 to further grow the Company. In pursuing future growth, we will do so with a focus on meeting well-defined acquisition criteria that enhance our long-term earnings potential. To this end, we will seek transactions that have profitable and secure employment with leading charterers and expand our long-term position in the two markets in which we operate.

Recognition of a Dedicated Team I take great pride in the operational and strategic success Aries has experienced in its first year as a public company. This success is a direct result of the dedication and hard work of all the staff in our Company and the contracted management company, Magnus Carriers. I would like to express my appreciation to them as well as our shareholders, customers, and partners. I look forward to sharing our future progress with all of you.

MONS S. BOLIN,
President and Chief Executive Officer



Letter from the

CFO

Concurrent with our June 2005 **$153 MILLION INITIAL PUBLIC OFFERING,** *we closed on a $140 million term loan facility and a $150 million revolving credit facility. Using the revolving credit facility, Aries acquired three products tankers in the fourth quarter.*

At Aries Maritime, we view the finance function as a critical one for enabling management to meet its strategic objectives. Our success at establishing a strong financial foundation for Aries enabled the Company to capitalize on growth opportunities during the year.

Concurrent with our June 2005 $153 million initial public offering that, among other things, enabled the Company to acquire two container vessels, we closed on a $140 million term loan facility and a $150 million revolving credit facility. Using the revolving credit facility, Aries acquired three products tankers in the fourth quarter, which significantly expanded its exposure to a sector that has extremely favorable fundamentals.

In an effort to continue to position the Company for long-term earnings and fleet growth, we diligently evaluated numerous financing options in order to best serve the Company and its shareholders. Following this comprehensive review, we entered into and subsequently closed on a syndicated $360 million fully revolving credit facility with shipping banks such as the Bank of Scotland and Nordea Bank Finland. We are proud to continue to garner the support of these and other leading shipping banks, which we believe reflects the Company's successful implementation of its corporate strategy and the strong reputation of its management in the industry.

The $360 million facility is very flexible and competitively priced and will be used to replace the Company's previous facility and provide for the long-term funding of the three products tankers acquired in 2005. In addition, the facility will enhance Aries' ability to grow by providing the Company with an undrawn commitment of $75 million while it continues to take advantage of its period charter approach and distribute sizeable and stable dividends to shareholders.

In addition to contributing to the Company's enhanced financial flexibility and balance sheet strength, management implemented additional important initiatives in 2005, including hedging our financial risk and ensuring that our disclosure and financial reporting practices are consistent with U.S. best practices.

In terms of our effort to manage our financial risk, we entered into interest rate swaps in August 2005 on the $140 million term loan to limit our exposure to rising interest rates. Our proactive approach to risk management has served the Company well, which is highlighted by the fact that the swaps were valued as of December 31, 2005, in the Company's favor in the total amount of $0.4 million.

Regarding best practices, Aries is committed to transparent financial reporting and disclosure and strives to exceed requirements for foreign companies listed in the U.S. Successes in this area include the Company's practice of filing a form 6-K with the U.S. Securities and Exchange Commission on a quarterly basis and the process it has undertaken to comply with Section 404 of the Sarbanes-Oxley Act.

It has been a pleasure to be part of the Aries team, particularly in such an eventful year and I look forward to contributing to the Company's progress forward.

RICHARD J.H. COXALL,
Chief Financial Officer


CMA CGM SEINE

In an effort to continue to position the Company for **LONG-TERM EARNINGS AND FLEET GROWTH,** *we diligently evaluated numerous financing options. Following this comprehensive review, we entered into and subsequently closed on a syndicated $360 million fully revolving credit facility with leading shipping banks.*



Aries' acquisition of three products tankers in 2005 position the Company to grow its products fleet by 47% on a tonnage basis and take advantage of favorable long-term fundamentals in the sector.



Achieving Stability and Growth

for Shareholders

By actively managing contract durations, staggering renewals, and entering into profit sharing agreements, Aries **POSITIONS ITSELF** *to take advantage of future rate increases while retaining downside protection. As of March 2006, all of Aries' vessels were secured on period charters, with durations ranging from 5 months to 4.5 years.*

Aries seeks to differentiate itself and create long-term shareholder value by delivering stable earnings and dividends while growing the Company. To achieve its vision, Aries maintains an intense focus on implementing its strategy:

Securing Profitable Period Charters for its Fleet By actively managing contract durations, staggering renewals, and entering into profit sharing agreements, Aries positions itself to take advantage of future rate increases while retaining downside protection. As of March 2006, all of Aries' vessels were secured on period charters, with durations ranging from 5 months to 4.5 years. Three of the Company's products tankers have profit sharing components as part of their charters. Aries' period charter approach is consistent with its policy of distributing dividends to shareholders.

Maintaining a Strong Balance Sheet Preserving the Company's financial strength and flexibility remains a priority of Aries and a primary driver of its success growing its fleet. In April of 2006, Aries closed on a $360 million facility, which it will use to replace the existing $290 million facility. The new facility will provide for the long-term funding of the three products tankers acquired in 2005 and enhance the Company's financial flexibility. With an undrawn amount of $75 million and a strong balance sheet, Aries has the financial capacity to further grow the Company.

Opportunistically Growing the Fleet Achieving fleet growth that meets well defined criteria is core to Aries' strategy. Aries seeks transactions that have profitable and secure employment with leading charterers and expand its long-term position in the products tanker and container vessel markets. Since becoming public, Aries grew its products tanker fleet by 47% on a tonnage basis and in doing so positioned the Company to benefit from the geographic dislocation between refinery capacity and consumption as well as the overall strong demand for refined products. Aries also grew its container vessel fleet by 67% during the year, which bodes well for the Company to take advantage of the long-term need to transport finished and semi-finished goods from manufacturing centers to industrial and consumer end-users as a result of increasing globalization of the manufacturing and distribution process.

Develop Strong Relationships with Charterers Aries and its contracted management company, Magnus Carriers, pride themselves on the strong relationships they have developed with leading charterers. At the core of Aries' ability to develop these lasting relationships is its commitment to delivering superior results to its customers and achieving high operational standards. Also contributing to the Company's strong relationships is its fully double-hulled fleet, enabling the Company to provide charterers with quality vessels that are ideally suited to protect cargo as well the environment.



Achieving **FLEET GROWTH** *that meets well defined criteria is core to Aries' strategy. Aries seeks transactions that have profitable and secure employment with leading charterers and expand its long-term position in the products tanker and container vessel markets while preserving its ability to provide shareholders with sizeable dividends.*



At the core of Aries' ability to develop lasting relationships with leading charterers is its commitment to delivering superior results and achieving the highest operational standards.

Fleet List

Aries' products tanker fleet, which has an average age of 7.5 years and is 100% double-hull, consists of five MR tankers, three Panamax tankers and one Aframax tanker. Following the delivery of a double-hull products tanker newbuilding expected in May 2006, the Company's products tanker fleet will have an average age of 6.7 years. The Company also owns a fleet of five container vessels. The Company's container vessels have an average age of 16.4 years and range in capacity from 1,799 to 2,917 TEU. All of the Company's products tankers and container vessels have period charter coverage with an average duration of 2.5 years.

The following table summarizes information about our products tanker fleet:

VESSEL NAME	SIZE	YEAR BUILT
Aframax		
Citius	83,790 dwt	1986
Panamax		
Altius	73,400 dwt	2004
Fortius	73,400 dwt	2004
Stena Compass	72,750 dwt	2006
Stena Compassion	72,750 dwt	2006
Handymax		
Bora	38,701 dwt	2000
Nordanvind	38,701 dwt	2001
Chinook	38,701 dwt	2001
High Land	41,450 dwt	1992
High Rider	41,502 dwt	1991

The following table summarizes information about our container vessel fleet:

CMA CGM Makassar	2,917 TEU	1990
CMA CGM Seine	2,917 TEU	1990
CMA CGM Energy	2,438 TEU	1989
CMA CGM Force	2,438 TEU	1989
Ocean Hope	1,799 TEU	1989

ARIES MARITIME TRANSPORT LIMITED

2005 Financial Information

Selected Consolidated and Combined Financial Information and Other Data

The following selected consolidated and combined financial and other data summarize our consolidated and predecessor combined carve-out financial and other information. The selected consolidated and combined financial data set forth below as of December 31, 2005, 2004 and 2003 and for the periods ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated and predecessor audited combined carve-out financial statements included in this annual report. The selected consolidated and combined financial and other data may not be indicative of the results we would have achieved had we operated as a public company for the entire period presented or of our future results. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated and predecessor combined carve-out financial statements and related notes included in this annual report. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of "Lack of Historical Operating Data for Vessels Before Their Acquisition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(Dollars in thousands except per share data)	December 31, 2003	December 31, 2004	**December 31, 2005**
Income Statement Data (for period ending)			
Revenue from voyages	$ 7,316	$ 48,269	**$ 75,905**
Gain on disposal of vessels	—	14,724	**—**
Commissions	(150)	(1,189)	**(1,323)**
Voyage expenses	(24)	(312)	**(224)**
Vessel operating expenses	(2,660)	(12,460)	**(17,842)**
General & administrative expenses	(34)	(75)	**(1,649)**
Depreciation	(1,721)	(12,724)	**(19,446)**
Amortization of dry-docking and special survey expenses	(271)	(1,552)	**(1,958)**
Management fees	(199)	(893)	**(1,511)**
Net operating income	2,257	33,788	**31,952**
Interest expense	(1,539)	(8,616)	**(18,793)**
Other income (expenses), net	11	134	**662**
Change in fair value of derivatives	(215)	(33)	**950**
Net income	514	25,273	**14,771**
Earnings per share (basic and diluted)	$ 0.03	$ 1.56	**$ 0.64**
Weighted average number of shares (basic and diluted)	16,176,877	16,176,877	**23,118,466**
Balance Sheet Data (at period end)			
Cash and cash equivalents	$ 667	$ 5,334	**$ 19,248**
Restricted cash	109	4,803	**10**
Total current assets	890	12,371	**22,438**
Total assets	45,534	245,725	**377,898**
Total current liabilities	4,177	34,666	**21,356**
Current portion of long-term debt	2,667	21,910	**—**
Long-term debt, net of current portion	37,743	185,050	**183,820**
Total liabilities	45,020	229,072	**222,217**
Total stockholders' equity (deficit)	514	16,653	**155,681**
Other Financial Data (for period ending)			
Net cash provided by operating activities	$ 4,426	$ 21,899	**$ 38,870**
Net cash used in investing activities	(41,612)	(161,773)	**(115,897)**
Net cash provided by financing activities	37,853	144,541	**90,941**
Net increase in cash and cash equivalents	667	4,667	**13,914**
Fleet Data (at period end)			
Number of products tankers owned	2	7	**8**
Number of container vessels owned	—	3	**5**

ARIES MARITIME TRANSPORT LIMITED

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and predecessor combined carve-out financial statements, which we call our consolidated and combined financial statements, and the related notes, and the other financial and other information included in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to "our", "us" and "the Company" refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

General

We are Aries Maritime Transport Limited, or Aries Maritime, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels. In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of 10 vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary's prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost. On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share.

The combined financial statements included in this annual report have been carved out of the consolidated financial statements of Aries Energy, which owned and operated two products tankers during the period from March 2003 to December 31, 2003 and seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results. From March 17, 2005, the consolidated financial statements reflect the consolidated results of Aries Maritime.

Important Factors to Consider When Evaluating Our Historical and Future Results of Operations

We acquired our first two vessels, the High Land and the High Rider, in March 2003. These two vessels were the only vessels in our fleet during the period ended December 31, 2003 and were the only vessels in our fleet to operate for the entire year ended December 31, 2004. At various times between April and December 2004, we acquired five products tankers and five container vessels. These ten vessels were placed into service shortly after their respective delivery dates. In December 2004, Aries Energy sold the Makassar and the Seine, to an affiliate. As a result of these disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004.

We exercised an option to re-acquire the Makassar and the Seine shortly after the closing of the initial public offering and took delivery of these ships in June and July 2005. In October 2005, contracts were entered into for the purchase of two new products tankers; two 72,750 dwt vessels, Stena Compass and Stena Compassion. The Stena Compass was delivered in February 2006. The Stena Compassion is due to be delivered in May 2006. In November 2005 we took delivery of the 2001 built products tanker Chinook. As a result of these acquisitions, our fleet consisted of eight products tankers and five container vessels at December 31, 2005.

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and oil products and container transportation services.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels.

Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with period charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under period charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related period charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our products tankers and container vessels; and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- onboard safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel hire management;
- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, *i.e.*, administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;

- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

Principal Factors That Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

- charter rates and periods of charterhire;
- vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;
- depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives;
- financing costs related to our indebtedness, which totalled $183.8 million at December 31, 2005; and
- fluctuations in foreign exchange rates.

The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgements. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. This forward-looking financial information has been prepared by us, and is our responsibility.

You should read the following discussion together with the information contained in the table of vessel information entitled "Our Fleet." The net daily charterhire rates detailed in that table under "Charterhire" are fixed rates and all detailed vessels are employed, or in the case of the Stena Compassion contracted to be employed, under period charters. Revenues from period charters are stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

Our strategy is to employ vessels on period charters in order to generate stable cash flow over a period of time. All our vessels are employed, or contracted to be employed, on period charters and, with the exception of the Stena Compass and Stena Compassion, are employed on time charters. The Stena Compass and Stena Compassion charters are bareboat charters. The average remaining term under our existing charters on our fleet was 2.5 years as of December 31, 2005 with fixed charterhire rates. Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the charter rate on the vessel in the event that a vessel is off-hire for more than 14 days.

At the net rates of charterhire detailed in the table of vessel information under "Our Fleet," the total daily net revenue under existing charter agreements was $224,975 as of December 31, 2005. The daily net revenue under our existing charter agreements is augmented by the amortization of the deferred revenue associated with our assumption of charters when acquiring certain vessels. The total daily deferred revenue amortization in respect of the relevant vessels was $43,112 as of December 31, 2005. The recognition of deferred revenue will only continue for the duration of the charters assumed with the acquisitions of the relevant vessels.

Vessels typically operate for 360 days per year, which is a level commonly used as an industry average, as well as our past average number of operating days. The five days of non-operation per year are to provide for time spent in dry-dock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days in any year, charterhire income from that vessel would decrease by 1.4% in that year. We earned revenues, excluding deferred revenue, of $66.6 million in the year ended December 31, 2005. An average 1.4% decrease in charterhire income for the vessels then comprising our fleet would have resulted in a decrease of revenues by $0.9 million to $65.7 million.

With regard to total vessel operating expenses, defined as the sum of the vessel operating expenses, amortization of actual dry-docking and special survey expenses and management fees, the ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, for the twelve vessels managed by Magnus Carriers set out the initial twelve months agreed total daily vessel operating expenses. For further information on the ship management agreements with Magnus Carriers please read, "Technical and Commercial Management of Our Fleet". Any variance between the agreed total vessel operating expenses and the actual total vessel operating expenses will be shared equally between Magnus Carriers and us. The daily operating expenses detailed in the table under "Our Fleet" in the column headed "Daily total vessel operating expenses" represent the initial agreed vessel operating expenses under our management agreements with Magnus Carriers, with the exception of the daily operating expense detailed for Chinook, which is the actual daily vessel operating expense for the period from its delivery on November 30, 2005 to December 31, 2005, as this vessel is not managed by Magnus Carriers. Chinook is subject to a ship management agreement with an unrelated company, which contains no variance sharing arrangement. Stena Compass, which was delivered on February 14, 2006, is employed on bareboat charter and under such contracts the charterer is responsible for vessel operating expenses and Stena Compassion, which is expected to be delivered in May 2006, is contracted to be employed on the same basis.

The main factors that could increase vessel operating expenses are crew salaries, insurance premiums, dry-docking and special survey costs, spare parts orders, repairs that are not covered under insurance policies and lubricants prices. The ship management agreements provide for a cost of inflation increase in vessel operating expenses of 3% per annum and are subject to adjustment every three years.

On the basis of total vessel operating expenses for the twelve ships subject to the management agreements with Magnus Carriers, at the initial level contained in those management agreements as set out in the table of vessel information under "Our Fleet," the aggregate of total daily vessel operating expenses at the inception of our management arrangements are $57,400 for the first twelve months of each management agreement.

In the period from the date the management agreements on the twelve ships under Magnus Carriers management became effective until December 31, 2005, we incurred vessel operating expenses and management fees totaling $12.5 million. Under the management agreements with Magnus Carriers, the total initial agreed vessel operating expenses and management fees for the same period were expected to total $10.8 million. The "Vessel operating expenses" in our consolidated and combined financial statements for the year ended December 31, 2005 have been adjusted to reflect the variance sharing contribution due from Magnus Carriers of $0.8 million under the terms of the management agreements. The management agreements with Magnus Carriers on the twelve ships under their management became effective from June 8, 2005, with the exception of CMA CGM Seine and CMA CGM Makassar, which became effective June 24, 2005 and July 15, 2005 respectively.

Revenues

At December 31, 2005, all our revenues were derived from the period charters of our eight products tankers and five container vessels. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately five months to 4.5 years, with an average of approximately 2.5 years. Our vessels have been employed with these charterers for periods ranging from approximately 1.5 years to 3.9 years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended December 31, 2005 reflect the operation of seven products tankers and three container vessels for the entire year. During the year ended December 31, 2005, we took delivery of one additional products tanker and two container vessels, which increased our revenues for that period in relation to the same period during the prior year.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value period charter. We value the liability upon acquisition of the vessel, by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue, amortizing it to revenue over the remaining life of the period charter.

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 3.75%, with an average of 2.75%.

Gain on Disposal of Vessels

Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, which are included in "voyage expenses."

Certain vessel operating expenses are higher during the initial period of a vessel's operation. For example, initial vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two-and-a-half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure on a part of our financings.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. Dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

Twelve of our vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers, an affiliate of ours, to provide primarily for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities.

Under the ship management agreements, we pay Magnus Carriers an amount equal to the budgeted total vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day initially. The budgeted total vessel operating expenses, which include the management fees paid to Magnus Carriers of $146,000 per annum per vessel, will increase by 3% annually and will be subject to adjustment every three years. The ship management agreements provide that if actual total vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual total vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months prior notice.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We intend to pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time. In the case of the Chinook, whose ship management agreement with an unrelated ship management company is for technical and operational vessel management only, we have entered into a separate commercial management agreement with Magnus Carriers for the provision of commercial and vessel accounting services for a fixed fee of $60,000 per annum.

In addition, as long as Magnus Carriers is managing vessels in our fleet, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Revenues

Total revenues increased by approximately 57% to $75.9 million in the year ended December 31, 2005 compared to $48.3 million in the year ended December 31, 2004. This increase is primarily attributable to the growth of the Company's fleet and associated increase in operating days during the year ended December 31, 2005. We have also recognized in our total revenues $1.8 million of provisions for a cargo claim, speed claims and off-hire periods based on a review of all outstanding trade receivables at the year ended December 31, 2005.

At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. In December 2004 Aries Energy sold the CMA CGM Seine and CMA CGM Makassar. Revenue from the employment of the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the High Land and High Rider, which were the only vessels to operate for the entire year ended December 31, 2004, was $9.1 million. The Company benefited from a full year of operation of these vessels during 2005.

During the year ended December 31, 2005 we acquired one products tanker, Chinook, two container vessels, CMA CGM Seine and CMA CGM Makassar and contracts were entered into the purchase of two new products tankers, Stena Compass and Stena Compassion. Stena Compass was delivered in February 2006 and Stena Compassion is expected to be delivered in May 2006. Revenue from the three vessels delivered during the year ended December 31, 2005 was $10.8 million and revenue from the other vessels in the fleet was $65.1 million.

Of the total revenue earned by our vessels during the year ended December 31, 2005, 57% was earned by our products tankers and 43% by our container vessels.

We have recognized $9.3 million of deferred revenue during the year ended December 31, 2005 compared to $9.0 million during the year ended December 31, 2004, as a result of the assumption of charters associated with certain vessel acquisitions. These assumed charters were at set charter rates, which were less than market rates at the date of the vessels' acquisition. This increase was primarily due to the acquisition of the products tanker Chinook in November 2005.

Commissions

Chartering commissions increased by approximately 8% to $1.3 million in the year ended December 31, 2005, compared to $1.2 million in the year ended December 31, 2004. This increase is primarily due to the aggregate effect of an increase in operating days associated with growth of the Company's fleet and reduced chartering commissions paid to Magnus Carriers following implementation of new ship management agreements during the year ended December 31, 2005.

Vessel Operating Expenses

Vessel operating expenses increased by approximately 42% to $17.8 million during the year ended December 31, 2005, compared to $12.5 million during the year ended December 31, 2004. This increase is primarily due to the aggregate effect of the growth of the Company's fleet and associated increase in operating days, together with the implementation under the new ship management agreements of our arrangement with Magnus Carriers to share equally in expenses in excess of the budgeted amounts. Excluding the budget variance sharing arrangement, total vessel operating expenses were $18.7 million for the year ended December 31, 2005.

Total vessel operating expenses for the vessels delivered during the year ended December 31, 2005 were $2.2 million.

Of the total vessel operating expenses during the year ended December 31, 2005, 59% was incurred by our products tankers and 41% by our container vessels.

General and Administrative Expenses

General and administrative expenses were $1.6 million in the year ended December 31, 2005. Before the initial public offering the main elements of general and administrative expenses, such as executive and director compensation, audit fees, liability insurance premium and company administration costs, were accounted for within the administrative costs of the ship management company.

Depreciation and Amortization

Depreciation increased by approximately 53% to $19.4 million during the year ended December 31, 2005 compared to $12.7 million during the year ended December 31, 2004. Amortization of dry-docking and special survey costs increased by 27% to $1.9 million in the year ended December 31, 2005, compared to $1.5 million in the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by 67% to $1.5 million in the year ended December 31, 2005 compared to $0.9 million of the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in operating days, together with the payment of the management fees contained in the new ship management agreements.

Interest Expense

Total interest expense increased by approximately 119% to $18.8 million during the year ended December 31, 2005, compared to $8.6 million during the year ended December 31, 2004. Interest expense on loans increased by approximately to 47% to $9 million, compared to $6.1 million for the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet and associated increase in financing days. Interest expense relating to amortization of deferred financing costs increased by approximately 327% to $9.4 million during the year ended December 31, 2005, compared to $2.2 million during the year ended December 31, 2004. This increase is primarily due to the acceleration of amortization of deferred financing costs and debt discount. Interest expense incurred from discounting the deferred revenue expense increased by approximately 33% to $0.4 million during the year ended December 31, 2005, compared to $0.3 million during the year ended December 31, 2004. This increase is primarily due to the growth of the Company's fleet.

Interest Rate Swaps

The marking to market of our three interest rate swaps in existence as at December 31, 2005 resulted in an income of $0.95 million, compared with a loss as at December 31, 2004 of $0.03 million, due to the change in fair value over the period. Interest rates were higher at the end of December 2005, compared with the end of December 2004.

Net Income

Net income was $14.8 million in the year ended December 31, 2005, compared to $25.3 million in the year ended December 31, 2004, a decrease of 41%. This decrease is primarily due to there being no disposal of vessels during the year ended December 31, 2005 compared with a gain on disposal of vessels of $14.7 million during the year ended December 31, 2004.

Year Ended December 31, 2004 Compared to the Period Ended December 31, 2003

Revenues

Total revenues increased by approximately 560% to $48.3 million in the year ended December 31, 2004 compared to $7.3 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004. The High Land and High Rider, which were acquired in March 2003, were the only two vessels in our fleet operating during the period ended December 31, 2003 and the entire year ended December 31, 2004. The charterhire rate earned by High Rider and High Land during the period ended December 31, 2003 and the year ended December 31, 2004 was unchanged, at $12,838 net daily.

At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. Revenue from the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the High Land and High Rider was $9.1 million.

Of the total revenue earned by our vessels during the year ended December 31, 2004, 51% was earned by our products tankers and 49% by our container vessels.

We have recognized $9.0 million of revenue as a result of the assumption of charters associated with certain vessel acquisitions during 2004. These assumed charters had charter rates, which were less than market rates at the date of the vessels' acquisition.

Gain on Disposal of Vessels

In December 2004, Aries Energy completed the sale of the Makassar and Seine to International Container Ships KS, an affiliate of Aries Energy, for an amount of $32.5 million each. The proceeds consisted of cash of $30 million each, an amount of $1.5 million each paid directly to shareholders and deferred consideration of $1 million each. The deferred consideration was due and payable in one balloon payment on December 21, 2010, the final maturity date of the loan advanced to the buyers or upon sale or total loss of the vessel and interest was charged on the balance at 3.5% per annum. The vessels had a net book value of $55.8 million in total and a related deferred revenue of $5.7 million in total. A total gain on sale of $14.7 million was recorded. In a separate transaction and subsequent to the sale we entered into an option, or obligation on successful completion of the initial public offering, to purchase both vessels. We subsequently re-acquired both vessels. In the period ended December 31, 2003, there were no disposals of vessels.

Commissions

Chartering commissions increased by approximately 700% to $1.2 million in the year ended December 31, 2004, compared to $0.15 million in the period ended December 31,

2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Vessel Operating Expenses

Total vessel operating expenses increased by approximately 363% to $12.5 million during the year ended December 31, 2004, compared to $2.7 million during the period ended December 31, 2003. This increase is also attributable to the growth in our fleet during the year ended December 31, 2004, during which we took delivery of ten vessels. Vessel operating expenses of the High Land increased from $1.5 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. Vessel operating expenses of the High Rider increased from $1.4 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. This increase was substantially due to the different period of ownership in the respective periods. Vessel operating expenses for the ten vessels delivered during the year ended December 31, 2004 were $9.4 million.

Of the total vessel operating expenses during the year ended December 31, 2004, 54% was incurred by our products tankers and 46% by our container vessels.

General and Administrative Expenses

General and administrative expenses were $75,000 in the year ended December 31, 2004. This comprises only general and administrative expenses incurred by the vessel-owning subsidiaries. Before the initial public offering the main elements of general and administrative expenses, such as executive and director compensation, audit fees, liability insurance premium and company administration costs, were accounted for within the administrative costs of the ship management company.

Depreciation and Amortization

Depreciation increased by approximately 647% to $12.7 million during the year ended December 31, 2004 compared to $1.7 million during the period ended December 31, 2003. Amortization of dry-docking and special survey costs increased by 400% to $1.5 million in the year ended December 31, 2004, compared to $0.3 million in the period ended December 31, 2003. These increases are attributable to the growth in our fleet during the year ended December 31, 2004.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by 350% to $0.9 million in the year ended December 31, 2004 compared to $0.2 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Interest Expense

Total interest expense increased by approximately 473% to $8.6 million during the year ended December 31, 2004, compared to $1.5 million during the period ended December 31, 2003, due to the increase in term loans incurred to finance the acquisition of the ten vessels added to our fleet and due to interest expense incurred from discounting the deferred revenue in 2004.

Interest Rate Swaps

The marking to market of our four interest rate swaps in effect as at December 31, 2004 resulted in a total charge to income of $0.03 million, compared with a total charge to income as at December 31, 2003 of $0.2 million, due to the change in fair value over the period. Interest rates were higher at the end of 2004, compared with the end of 2003.

Net Income

Net income was $25.3 million in the year ended December 31, 2004, compared to $0.5 million in the period ended December 31, 2003, an increase of 4,960%. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. During the year ended December 31, 2005 we refinanced our debt obligations existing at the time of the initial public offering in June 2005, took delivery of the two additional container vessels, which we had an option to acquire at the time of the initial public offering, paid deposits on two products tanker purchase contracts for the Stena Compass and Stena Compassion and took delivery of a further products tanker with the net proceeds of the initial public offering and borrowings under our senior secured credit facility, which we entered into in June 2005 and which we refer to as our existing credit facility. As of December 31, 2005 our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our existing credit facility agreement, (5) maintenance of cash reserves to provide for contingencies, (6) payment of dividends and (7) completion of the purchase contracts for the Stena Compass and Stena Compassion.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our existing credit facility agreement and our working capital requirements for the short and medium term. We believe that our anticipated cash flows and the availability of our existing credit facility would be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our liquidity requirements over the next 12 months.

We intend to refinance all our indebtedness under our existing credit facility in April 2006 with a new fully revolving credit facility of $360 million, which we refer to as our new credit facility, and will provide for the long-term financing of the three products tanker acquisitions made in 2005 and provide $75 million of undrawn commitment to enable future growth of the Company through further vessel acquisitions. Our longer term liquidity requirements include repayment of the outstanding debt under our new credit facility. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our new credit facility matures in April 2011. For further information on our new credit facility please read, "Our New Fully Revolving Credit Facility" below.

Cash Flows

As of December 31, 2005 and December 31, 2004, we had cash of $19.3 million and $10.1 million, respectively. In the year ended December 31, 2005, our net cash provided by operating activities was $38.9 million, compared with $21.9 million during the year ended December 31, 2004. This is primarily due to the growth of the Company's fleet and associated increase in operating days.

As of December 31, 2004 and December 31, 2003, we had cash of $10.1 million and $0.8 million, respectively. In the year ended December 31, 2004, our net cash provided by operating activities was $21.9 million, compared with $4.4 million during the period ended December 31, 2003. This is primarily a result of the increase in net income of $24.8 million and increase in depreciation of $11 million.

In the year ended December 31, 2005, our net cash used in investing activities was $115.9 million, compared with $161.8 million in the year ended December 31, 2004. In each of these years, our investing activities primarily related to funding our investments in our vessels. During the year ended December 31, 2005, we purchased five vessels compared with the year ended December 31, 2004, during which we purchased eight vessels.

In the year ended December 31, 2004, our net cash used in investing activities was $161.8 million, compared with $41.6 million in the period ended December 31, 2003. In each of these periods, our investing activities related to funding our investments in our vessels: two of our products tankers were acquired in March 2003, and five additional products tankers and five container vessels were delivered at various times in 2004. In the year ended December 31, 2004, proceeds from the disposal of vessels of $59.9 million contributed to our net cash used in investing activities.

In the year ended December 31, 2005, our net cash provided by financing activities was $90.9 million, compared to $144.5 million in the year ended December 31, 2004. The net cash provided by financing activities related primarily to the net proceeds of the initial public offering and drawings of new debt under our existing credit facility, which was used in the refinancing of existing debt and related obligations and payment of $6.5 million in settlement of the participation liability. The participation liability related to additional participation arrangements under a fee agreement related to certain of the loans outstanding with the Bank of Scotland as of December 31, 2004.

In the year ended December 31, 2004, our net cash provided by financing activities was $144.5 million, compared to $37.9 million in the year ended December 31, 2003. The net cash provided by financing activities related to funding our investments in our vessels.

Indebtedness

We had long-term debt outstanding of $183.8 million at December 31, 2005, compared with $214.6 million at December 31, 2004. Our long-term debt at December 31, 2005 represents amounts borrowed under our existing credit facility, which is comprised of a term loan and a revolving acquisition facility. As of December 31, 2005, borrowings under our existing credit facility bore annual interest rates, excluding the margin, of 4.25% for the term loan facility and 4.35% for the revolving acquisition facility.

We use interest rate swaps to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read "—Quantitative and Qualitative Disclosures—Interest Rate Exposure," below.

We entered into our existing credit facility in June 2005. The facility consists of a $140 million drawn term loan facility and a $150 million revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005.

Borrowings under the revolving acquisition facility may only be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

- each vessel must be a double-hulled crude or products tanker or container vessel;
- each vessel must be no older than 12 years old at the time of acquisition;
- each vessel's purchase price may not exceed its fair market value;
- each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and
- each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

Revolving loans under the acquisition facility may be incurred from time to time prior to June 3, 2007.

If the total amount borrowed under the facilities exceeds 55% of the fair market value of the collateral vessels, we would be unable to borrow further amounts under the acquisition facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We would be able to borrow further amounts under the acquisition facility again once the total amount borrowed under the facilities no longer exceeds 55% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed until we have prepaid an amount equal to the aggregate principal amount outstanding under the term loan and acquisition facility by a fraction of which the numerator is the fair market value of the vessel lost or sold and the denominator is the fair market value of our fleet.

Our obligations under the existing credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the existing credit facility are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The term loan is payable in full in one installment in June 2009. Borrowings under the revolving acquisition facility are repayable in quarterly installments commencing nine months after a vessel acquisition, unless:

- at least 60% of the principal amount of a revolving loan has been repaid, in which case no payment need be made until the earlier of (1) the date on which the vessel that the relevant borrowing was used to acquire is 15 years old and (2) June 3, 2009; or
- a vessel has not been chartered for a minimum of 12 months with a reputable charterer within 6 months of the relevant drawdown, in which case at least 75% of the purchase price of that vessel must be repaid within 9 months of its acquisition.

The amortization period for each loan under the acquisition facility is equal to the difference between 15 years and the age of the vessel that the loan was used to acquire. All amounts that remain outstanding under the acquisition facility in June 2009 would be due at such time.

Indebtedness under the term loan and the acquisition facility bear interest at an annual rate equal to LIBOR plus a margin equal to:

- 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 60%; and
- 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

We paid a one-time arrangement fee of approximately $2.0 million at the closing of the facility in June 2005 and incur an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the acquisition facility. We may prepay all loans under the existing credit facility without premium or penalty other than customary LIBOR breakage costs.

We are subject to certain financial covenants as of the end of each fiscal quarter, including the following:

- our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;
- we must maintain cash and cash equivalents of no less than the higher of (1) the amount of interest and principal scheduled to be repaid in the following two quarters and (2) $5.0 million, which increases by $1.25 million per year and by an additional $800,000 for every $10 million borrowed under the revolving acquisition facility;

- our current liabilities may not exceed our current assets;
- the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and
- the aggregate fair market value of our vessels must be no less than 145% of the aggregate outstanding loans under the facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The existing credit facility also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

We are prohibited from declaring dividends if any event of default, as defined in the existing credit facility, occurs or would result from such declaration. Each of the following would constitute an event of default under the existing credit facility:

- the failure to pay principal, interest, fees, expenses or other amounts when due;
- breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;
- the failure of any representation or warranty to be materially correct;
- the occurrence of a material adverse change (as defined in the credit agreement);
- the failure of the security documents or guarantees to be effective;
- judgments against us or any of our subsidiaries in excess of certain amounts;
- bankruptcy or insolvency events; and
- the failure of our principal beneficial equity holders to maintain their investment in us.

We had long-term debt, stated gross of debt discount, outstanding of $214.6 million at December 31, 2004, compared with $43 million at December 31, 2003. Our long-term debt represents amounts borrowed by our vessel-owning subsidiaries to acquire the vessels we owned at December 31, 2004. As of December 31, 2004, borrowings under the various loan agreements bore annual interest rates ranging between 3.29% and 4.02% and were repayable over various periods ranging from one year to seven years.

In addition, in connection with certain debt agreements entered into during the year ended December 31, 2004, certain of our vessel-owning subsidiaries agreed to pay the lender 50% of the difference between: (a) the sum of their aggregate cumulative earnings net of expenses plus any insurance proceeds and proceeds from vessel sales, and (b) the sum of their aggregate indebtedness plus $9.0 million. Under this agreement, as amended, certain of our vessel-owning subsidiaries had an option, exercisable within three years of the date of the agreement, to pay $6.5 million in full settlement of their obligations under this agreement.

Our New Fully Revolving Credit Facility

On April 3, 2006 we entered into a new $360 million fully revolving credit facility with Bank of Scotland and Nordea Bank Finland as lead arrangers. We intend to use the new credit facility to (i) refinance our existing $140 million drawn term loan; (ii) refinance our existing revolving acquisition facility, which was drawn to the extent of $43.8 million at December 31, 2005 and which was further drawn in February 2006 in the amount of $50.5 million to complete the purchase of the Stena Compass; (iii) complete the purchase of the Stena Compassion, which we expect will require a drawdown in May 2006 in the amount of $50.5 million; and (iv) pay associated costs. The new credit facility has a five year term and is subject to fixed reductions during the five years. The other main terms and conditions of the new credit facility are as follows:

Borrowings under the new credit facility can be used to fund the purchase price (and, with respect to new buildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

- each vessel must be a double-hulled crude or products tanker or container vessel;
- each vessel must be aged 8 years or less, or such other age as may be agreed by the lenders, at the time of acquisition;
- each vessel's purchase price may not exceed its fair market value;
- each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and
- each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

The new credit facility may also be used to the extent of $5 million for general corporate purposes.

For the first thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 65% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 65% of the fair market value of the collateral vessels. For the second thirty months of the new credit facility, if the total amount borrowed under the facility exceeds 60% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the facility again once the total amount borrowed under the facilities no longer exceeds 60% of the fair market value of the collateral vessels. If a vessel becomes a total loss or is sold, no further amounts may be borrowed under this agreement, except for advances for additional ships already approved by the lenders, until we have applied the full sale or insurance proceeds in repayment of the facility, unless the lenders otherwise agree.

Our obligations under the new credit facility are secured by a first priority security interest, subject to permitted liens, in all vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement are also guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The $360 million commitment contained in the credit agreement is subject to an $11 million reduction every six months from the April 3, 2006 closing date, with the remaining commitment, after nine equal semi-annual reductions of $11 million, of $261 million to be reduced to zero or repaid in full in one installment in April 2011.

Indebtedness under the credit facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

- 1.125% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is less than 50%;
- 1.25% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 50% but less than 60%;
- 1.375% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 60% but less than 65%; and
- 1.5% if our total liabilities divided by our total assets, adjusting the book value of our fleet to its market value, is equal to or greater than 65%.

The interest rate on overdue sums will be equal to the applicable rate described above plus 2%.

We will pay a one-time arrangement fee of approximately $2.3 million at the initial drawdown of the facility expected in April 2006 and incur an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the facility. We may prepay all loans under the credit agreement without premium or penalty other than customary LIBOR breakage costs.

The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

- our shareholders' equity as a percentage of our total assets, adjusting the book value of our fleet to its market value, must be no less than 35%;
- we must maintain free cash and cash equivalents of no less than 5% of interest bearing debt;
- our current liabilities, excluding deferred revenue, may not exceed our current assets;
- the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and
- the aggregate fair market value of our vessels must be no less than 140% of the aggregate outstanding loans under the credit facility.

In addition, Magnus Carriers is required to maintain a credit balance in an account opened with the lender of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement prevents us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

- the failure to pay principal, interest, fees, expenses or other amounts when due;
- breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;
- the failure of any representation or warranty to be materially correct;
- the occurrence of a material adverse change (as defined in the credit agreement);
- the failure of the security documents or guarantees to be effective;
- judgments against us or any of our subsidiaries in excess of certain amounts;
- bankruptcy or insolvency events; and
- the failure of our principal beneficial equity holders to maintain their investment in us.

Contractual Obligations and Contingencies

As of December 31, 2005 significant existing contractual obligations and contingencies consisted of our obligations as borrower under our existing credit facility and agreements entered into to purchase vessels. In addition, we had contractual obligations under interest rate swap contracts and ship management agreements.

Long-term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2005 (all figures in thousands of U.S. Dollars):

Payment Due by Period

Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligation[1]	183,820	—	—	—	183,820
Interest payments[2]	65,147	10,147	20,294	34,706	—
Vessel operating expenses[3]	223,821	19,524	40,823	43,309	120,165
Management fees[4]	20,669	1,992	3,759	3,952	10,966
Rental agreement[5]	393	59	127	139	68
Purchase contracts[6]	100,980	100,980	—	—	—
Total	594,830	132,702	65,003	82,106	315,019

Notes:

(1) Refers to our obligations to repay the indebtedness outstanding as of December 31, 2005.

(2) Refers to our expected interest payments over the term of the indebtedness outstanding as of December 31, 2005, assuming a weighted average interest rate of 5.52% per annum.

(3) Refers to our obligations under the 10-year ship management agreements that twelve of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The vessel operating expenses are subject to adjustments every three years and thus may vary.

(4) Refers to the management fees payable to Magnus Carriers under the 10-year ship management agreements. These figures represent the aggregate amount of the individual initial vessel management fees for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2006. The commercial management fees paid to Magnus Carriers and the technical management fees paid to Ernst Jacob in respect of the Chinook are also included.

(5) Refers to our obligations under a rental agreement for office space for the Company.

(6) Refers to our agreement to pay the balance of the purchase price of the Stena Compass and Stena Compassion.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

Our debt obligations under our existing credit facility bear interest at LIBOR plus a margin ranging from 1.25% to 1.375%. Increasing interest rates could adversely affect our future profitability. We entered into three interest swap transactions with three banks during 2005. Under these swap agreements we have limited the interest rate we pay on our term loan of $140 million to a maximum of 4.885% per annum, excluding the margin, with effect from January 3, 2006 and until the swap agreements mature in June 2009.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1.8 million in our interest expense for the year ended December 31, 2005.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. Dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies, primarily Euros.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2005, a 1% adverse movement in U.S. Dollar exchange rates would have increased our vessel operating expenses by approximately $58,000.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our consolidated and predecessor combined carve-out financial statements included herein.

Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the entire periods presented or for future periods.

The discussion and analysis of our financial condition and results of operations is based upon our consolidated and combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies and it represents the most reasonable useful life for each of the vessels. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 or $190 per lightweight ton, which we believe are levels common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel's useful life is adjusted to end at the date such regulations become effective.

In the year ended December 31, 2005, a one year reduction in useful life would increase our total depreciation charge by $2.0 million.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Dry-docking and Special Survey Costs

Our vessels are required to be dry-docked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with dry-dockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between dry-dockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

Charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

In determining the fair value of interest rate swaps, a number of assumptions and estimates are required to be made. These assumptions include future interest rates.

These assumptions are assessed at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which these estimates are based are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's (as defined on page 34) financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets—An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation will not have an effect on the Group's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Statement No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement is effective for the Group for the fiscal year beginning on January 1, 2006.

On November 3, 2005, Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations.

Subsequent Events

Credit facility

With effect from March 1, 2006 the Group voluntarily reduced its existing $150 million revolving credit facility to $145 million.

The Group entered into a new $360 million revolving credit facility on April 3, 2006. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility.

Dividend

On February 13, 2006 the Directors of Aries Maritime declared a dividend of $0.35 per share in respect of the fourth quarter of 2005. The dividend was paid on March 9, 2006 to shareholders on record as of February 23, 2006.

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED

Our Fleet *as of December 31, 2005*

Vessel Name	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (Net per Day)	Daily Total Vessel Operating Expenses
Products Tankers						
Aframax						
Citius	83,970 dwt	1986	ST Shipping	Through 8/06	$18,330 + 50% of profits over and above $18,800	$4,800
Panamax						
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860	$4,500
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860	$4,500
Stena Compass	72,750 dwt	2006	Stena group	From 2/06 through 8/08	$18,700 + 30% index linked profit sharing	N/A
Stena Compassion	72,750 dwt	2006	Stena group	Anticipated from 5/06 through 11/08	$18,700 + 30% index linked profit sharing	N/A
Handymax						
Bora	38,701 dwt	2000	PDVSA	Through 11/08	$19,988	$5,000
Nordanvind	38,701 dwt	2001	PDVSA	Through 10/08	$19,988	$5,000
Chinook	38,701 dwt	2001	Navigazione Montanari	Through 1/07	$12,609 through 1/06. $13,186 through 1/07	$5,300
High Land	41,450 dwt	1992	d'Amico	Through 3/06	$12,838	$4,700
			Trafigura	Through 4/08	$16,575	
High Rider	41,502 dwt	1991	d'Amico	Through 3/06	$12,838	$4,700
			Trafigura	Through 4/08	$16,575	
Container Vessels						
CMA CGM Makassar	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400	$5,100
CMA CGM Seine	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400	$5,100
CMA CGM Energy	2,438 TEU	1989	CMA CGM	Through 4/07	$21,954	$4,800
CMA CGM Force	2,438 TEU	1989	CMA CGM	Through 6/07	$21,954	$4,800
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07	$13,956	$4,400

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Aries Maritime Transport Limited

We have audited the accompanying predecessor combined carve-out and consolidated balance sheets of Aries Maritime Transport Limited (the "Group") as of December 31, 2005 and December 31, 2004, and the related predecessor combined carve-out and consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004 and for the period from inception (March 7, 2003) through December 31, 2003. These predecessor combined carve-out and consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the predecessor combined carve-out and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aries Maritime Transport Limited at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and for the period from inception (March 7, 2003) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.

April 26, 2006
Piraeus, Greece

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED
Consolidated and Predecessor Combined Carve-out Balance Sheets

(All amounts expressed in thousands of U.S. Dollars)	Notes	December 31, 2004	**December 31, 2005**
ASSETS			
Current assets			
Cash and cash equivalents		$ 5,334	**$ 19,248**
Restricted cash	4	4,803	**10**
Trade receivables, net		303	**176**
Other receivables		114	**60**
Derivative financial instruments	15	—	**401**
Inventories	5	435	**645**
Prepaid expenses and other		329	**521**
Due from managing agent		—	**84**
Due from related parties	19	1,053	**1,293**
Total current assets		12,371	**22,438**
Restricted cash	4	813	**—**
Receivables from disposal of vessels		2,000	**—**
Vessels and other fixed assets, net	6, 19	228,895	**341,225**
Advances for vessel acquisitions	7	—	**11,363**
Deferred charges, net	10	1,646	**2,872**
Total non-current assets		233,354	**355,460**
Total assets		$245,725	**$377,898**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Current portion of long-term debt	11	$ 21,910	**$ —**
Accounts payable, trade	8	3,829	**4,598**
Accrued liabilities	9	1,270	**2,880**
Deferred income		2,051	**3,163**
Derivative financial instruments	15	248	**—**
Deferred revenue	12	5,358	**10,715**
Total current liabilities		34,666	**21,356**
Long-term debt, net of current portion	11	185,050	**183,820**
Fair value of participation liability	11	6,500	**—**
Deferred revenue	12	2,856	**17,041**
Total liabilities		229,072	**222,217**
Commitments and contingencies	11, 17	—	**—**
Stockholders' equity			
Invested equity		16,653	**—**
Preferred stock, $0.01 par value, 30 million shares authorized, none issued		—	**—**
Common stock, $0.01 par value, 100 million shares authorized, 28.4 million shares issued and outstanding at December 31, 2005 (2004: 16.2 million shares)		—	**284**
Additional paid-in capital		—	**155,397**
Total stockholders' equity		16,653	**155,681**
Total liabilities and stockholders' equity		$245,725	**$377,898**

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED

Consolidated and Predecessor Combined Carve-out Statements of Income

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)	Notes	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004	**Year ended December 31, 2005**
REVENUES:				
Revenue from voyages	12, 14	$ 7,316	$ 48,269	**$ 75,905**
Gain on disposal of vessels		—	14,724	—
EXPENSES:				
Commissions	19	(150)	(1,189)	**(1,323)**
Voyage expenses		(24)	(312)	**(224)**
Vessel operating expenses	18	(2,660)	(12,460)	**(17,842)**
General & administrative expenses	19	(34)	(75)	**(1,649)**
Depreciation	6	(1,721)	(12,724)	**(19,446)**
Amortization of dry-docking and special survey expense	6	(271)	(1,552)	**(1,958)**
Management fees	19	(199)	(893)	**(1,511)**
		(5,059)	(29,205)	**(43,953)**
Net operating income		2,257	33,788	**31,952**
OTHER EXPENSES:				
Interest expense	10, 11, 12	(1,539)	(8,616)	**(18,793)**
Other income (expenses), net		11	134	**662**
Change in fair value of derivatives	15	(215)	(33)	**950**
Total other expenses, net		(1,743)	(8,515)	**(17,181)**
NET INCOME		514	25,273	**14,771**
Earnings per share:				
Basic and diluted		$ 0.03	$ 1.56	**$ 0.64**
Weighted average number of shares:				
Basic and diluted		16,176,877	16,176,877	**23,118,466**

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

Consolidated and Predecessor Combined Carve-out Statements of Stockholders' Equity

(All amounts expressed in thousands of U.S. Dollars, except as indicated)	Notes	Common Stock (Number of Shares in Thousands)	Invested Equity	Share Capital	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at March 7, 2003			$ —				$ —
Net income			514				514
Capital contribution			3				3
Distribution to stockholders			(3)				(3)
Balance at December 31, 2003			514				514
Net income			25,273				25,273
Capital contribution			9,834				9,834
Distribution to stockholders			(18,968)				(18,968)
Balance at December 31, 2004			16,653				16,653
Net income			3,807				3,807
Capital contribution	13	1,200	12				12
Balance at March 17, 2005		1,200	20,472				20,472
Reorganization adjustment			**(20,472)**	**$ 12**	**$ 20,460**	**$ —**	**—**
Distribution	**13**	**14,977**	**—**	**150**	**(2,058)**	**—**	**(1,908)**
Net income			**—**	**—**	**—**	**10,964**	**10,964**
Proceeds from initial public offering, net	**1**	**12,240**	**—**	**122**	**140,807**	**—**	**140,929**
Dividends paid	**13**		**—**	**—**	**(3,812)**	**(10,964)**	**(14,776)**
Balance at December 31, 2005		**28,417**	**$ —**	**$284**	**$155,397**	**$ —**	**$155,681**

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED

Consolidated and Predecessor Combined Carve-out Statements of Cash Flows

(All amounts expressed in thousands of U.S. Dollars)	Notes	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004	**Year ended December 31, 2005**
Cash flows from operating activities:				
Net income		$ 514	$ 25,273	**$ 14,771**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		1,721	12,724	**19,446**
Amortization of dry-docking and special survey		271	1,552	**1,958**
Amortization and write-off of deferred financing costs		44	587	**1,598**
Amortization of debt discount		480	1,480	**7,640**
Amortization of deferred revenue		—	(9,055)	**(9,275)**
Unearned revenue		—	—	**(16)**
Interest expense of deferred revenue		—	294	**430**
Change in fair value of derivative financial instruments		215	33	**(950)**
Gain on disposal of vessels		—	(14,724)	**—**
Changes in working capital	16	1,181	3,735	**3,268**
Net cash provided by operating activities		4,426	21,899	**38,870**
Cash flows from investing activities:				
Vessel acquisitions		(27,489)	(221,115)	**(102,692)**
Other fixed asset acquisitions		—	—	**(96)**
Restricted cash for dry-docking payments		(278)	(535)	**813**
Proceeds from disposal of vessels		—	59,877	**—**
Advances for vessels under construction		(13,845)	—	**—**
Advances for vessel acquisitions		—	—	**(11,363)**
Vessels' dry-docking/special survey costs		—	—	**(2,559)**
Net cash used in investing activities		(41,612)	(161,773)	**(115,897)**
Cash flows from financing activities:				
Proceeds from issuance of long-term debt		41,130	246,180	**183,820**
Principal repayments of long-term debt		(2,850)	(99,378)	**(214,600)**
Proceeds from termination of derivative financial instruments		—	—	**301**
Payment of participation liability		—	—	**(6,500)**
Payment of financing costs		(318)	(1,959)	**(2,824)**
Restricted cash for loan payments		(109)	(4,694)	**4,793**
Proceeds from issuance of capital stock		—	4,392	**140,941**
Distribution		—	—	**(214)**
Dividends paid		—	—	**(14,776)**
Net cash provided by financing activities		37,853	144,541	**90,941**
Net increase in cash and cash equivalents		667	4,667	**13,914**
Cash and cash equivalents				
Beginning of year		—	667	**5,334**
End of year		$ 667	$ 5,334	**$ 19,248**

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED

Consolidated and Predecessor Combined Carve-out Statements of Cash Flows *(Continued)*

(All amounts expressed in thousands of U.S. Dollars)	Notes	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004	**Year ended December 31, 2005**
SUPPLEMENTAL CASH FLOW INFORMATION				
Interest paid		$ 941	$ 5,429	**$ 9,838**
Issuance of capital stock		—	—	**150**
Vessels acquired from issuance of long-term debt		4,750	5,000	—
Vessels acquired from stockholder contributions		—	6,141	—
Proceeds receivable from disposal of vessels		—	2,000	—
Long-term debt transferred to group		—	19,767	—
Proceeds from disposal of vessels paid to shareholders		—	3,000	—
Liability assumed in connection with vessel acquisitions		—	22,638	**28,387**
Distribution	13	—	—	**1,694**

The accompanying notes are an integral part of these consolidated and predecessor combined financial statements.

(All amounts in tables expressed in thousands of U.S. Dollars)

1. Organization and Basis of Presentation

The principal business of Aries Maritime Transport Limited (the "Company" or "Aries Maritime") is the ownership and chartering of ocean-going vessels world-wide. The Company conducts its operations through its subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. Aries Maritime was incorporated on January 12, 2005 for the purpose of being the ultimate holding company of 100% of the companies listed below:

Company Name	Country of Incorporation	Vessel Name	Date of Vessel Acquisition
Mote Shipping Ltd.	Malta	**	—
Statesman Shipping Ltd.	Malta	**	—
Trans Continent Navigation Ltd.	Malta	**	—
Trans State Navigation Ltd.	Malta	**	—
Rivonia Marine Limited	Cyprus	*	—
Robin Marine Limited	Cyprus	*	—
AMT Management Ltd.	Marshall Islands	—	—
Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V CMA CGM Energy	April 28, 2004
Bora Limited	British Virgin Islands	M/T Bora	May 25, 2004
Dynamic Maritime Co.	Marshall Islands	M/V CMA CGM Force	June 1, 2004
Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004
Vintage Marine S.A.	Marshall Islands	M/T Citius	August 5, 2004
Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004
Land Marine S.A.	Marshall Islands	M/T High Land**	March 7, 2003
Rider Marine S.A.	Marshall Islands	M/T High Rider**	March 18, 2003
Altius Marine S.A.	Marshall Islands	M/T Altius**	June 24, 2004
Seine Marine Ltd.	Marshall Islands	M/V CMA CGM Seine	June 24, 2005
Makassar Marine Ltd.	Marshall Islands	M/V CMA CGM Makassar	July 15, 2005
Fortius Marine S.A.	Marshall Islands	M/T Fortius**	August 2, 2004
Chinook Waves Corporation	Marshall Islands	M/T Chinook	November 30, 2005
Compassion Overseas Ltd.	Bermuda	***	—
Compass Overseas Ltd.	Bermuda	***	—

These companies were transferred out of the Aries Maritime group of companies on March 24, 2005.

**These vessels were transferred from Trans Continent Navigation Ltd., Mote Shipping Ltd., Statesman Shipping Ltd. and Trans State Navigation Ltd. to Altius Marine S.A., Land Marine S.A., Rider Marine S.A. and Fortius Marine S.A. in November, July, August and November 2005 respectively. The original acquisitions for these vessels were made on June 24, 2004, on March 7, 2003, on March 18, 2003 and on August 2, 2004 respectively.*

***M/T Stena Compass was delivered on February 14, 2006 and M/T Stena Compassion is due to be delivered in May 2006.*

Up to March 17, 2005, the predecessor combined carve-out financial statements of Aries Maritime have been prepared to reflect the combination of certain of the vessel-owning companies listed above. The companies reflected in the predecessor combined carve-out financial statements were not a separate legal group prior to the reorganization, therefore reserves are represented by 'Invested Equity.'

In a group reorganization effective March 17, 2005 the stockholders of certain of the vessel-owning companies listed above contributed their interest in the individual vessel-owning companies in exchange for an equivalent shareholding in Aries Maritime. Aries Maritime's ownership percentages in the vessel-owning companies are identical to the ownership percentages that the previous shareholders held in each of the vessel-owning companies before the group reorganization. Accordingly the group reorganization has been accounted for as an exchange of equity interests at historical cost.

After March 17, 2005, the financial statements reflect the consolidated results of Aries Maritime.

On June 8, 2005 Aries Maritime closed its initial public offering of 12,240,000 common shares at an offering price of $12.50 per share. The net proceeds of the offering after expenses were $140.8 million.

Hereinafter, Aries Maritime and its subsidiaries listed above will be referred to as "the Group."

2. Summary of Significant Accounting Policies

Principles of Combination and Consolidation

The predecessor combined carve-out and consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated upon combination and consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Group is the U.S. Dollar because the Group's vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Cash and Cash Equivalents

The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter's installment payments due to the vessel-owning companies' lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables

The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the years ended December 31, 2005 and December 31, 2004 and for the period ended December 31, 2003 and the Group has not written off any trade receivables during these periods.

Inventories

Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessels and Other Fixed Assets

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. In addition, the portion of the vessels' capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels' costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. The cost and related accumulated depreciation of fixed assets sold or retired are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying statement of income.

Accounting for Special Survey and Dry-docking Costs

The Group follows the deferral method of accounting for special survey and dry-docking expenses whereby actual costs incurred are deferred and are amortized over a period of five and two-and-a-half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

The amortization periods for the special survey and dry-docking expenses reflect the periods between each legally required special survey and dry-docking.

Debt Finance

Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount. As of December 31, 2005 there is no such participation liability.

Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

Deferred Revenue

The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Group's weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets

Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group's vessels indicated that no impairment loss has occurred in any of the periods presented.

Depreciation of Vessels and Other Fixed Assets

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap value per light weight ton. Management estimates the useful life of the Group's vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels' useful lives.

Depreciation of fixed assets is computed using the straight-line method. Annual depreciation rates, which approximate the useful life of the assets, are:

Furniture, fixtures and equipment:	5 years
Computer equipment and software:	5 years

Financing Costs

Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense

Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses

Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Deferred income represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments

Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2003, 2004 and 2005, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively.

Segment Reporting

The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Earnings per Share

The Group has presented earnings per share for all periods presented based on the common shares outstanding of Aries Maritime. Accordingly 16,176,877 common shares have been disclosed as being outstanding for the periods prior to the initial public offering. The common shares issued as a result of the initial public offering have been included in the weighted average calculation prospectively from the date of such offering for purposes of disclosure of earnings per share. There are no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted earnings per share.

3. Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group's financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets—An Amendment to APB 29" ("SFAS 153"). Accounting Principles Board Opinion No. 29 ("APB 29") had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group's financial position, results of operations or cash flows.

(All amounts in tables expressed in thousands of U.S. Dollars)

In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations" (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation will not have an effect on the Group's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Statement No. 154, "Accounting Changes and Error Corrections," a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Group cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This Statement is effective for the Group for the fiscal year beginning on January 1, 2006.

On November 3, 2005, Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Group's statement of financial position or results of operations. This Statement will be effective for the Group for fiscal years beginning after December 15, 2005.

4. Restricted Cash

	December 31, 2004	**December 31, 2005**
Current		
Retention and debt reserve accounts	$4,803	—
Other restricted accounts	—	**$10**
Non-current		
Dry-docking accounts	813	—
	$5,616	**$10**

Cash deposited in retention and debt reserve accounts was made available for loan repayments within three months after being deposited. Cash deposited in dry-docking accounts was restricted for use and could only be used for the purpose of paying for dry-docking or special survey expenses.

Maintenance of such accounts was no longer required when existing loans were refinanced (see note 11).

5. Inventories

	December 31, 2004	**December 31, 2005**
Lubricants	387	**581**
Provisions (Stores)	48	**64**
	435	**645**

6. Vessels and Other Fixed Assets

Details are as follows:

	Other fixed assets	Cost of vessel	Special survey	Dry-docking	Total
Cost					
Balance at March 7, 2003	$—	$ —	$ —	$ —	$ —
Additions	—	30,572	967	700	32,239
Balance at December 31, 2003	—	30,572	967	700	32,239
Additions	—	263,938	2,834	1,967	268,739
Disposals	—	(59,177)	(474)	(438)	(60,089)
Balance at December 31, 2004	—	235,333	3,327	2,229	240,889
Additions	—	131,079	1,528	1,031	133,638
Additions	96	—	—	—	96
Balance at December 31, 2005	**96**	**366,412**	**4,855**	**3,260**	**374,623**
Accumulated Depreciation and Amortization					
Balance at March 7, 2003	—	—	—	—	—
Charge for the period	—	(1,721)	(157)	(114)	(1,992)
Balance at December 31, 2003	—	(1,721)	(157)	(114)	(1,992)
Charge for the year	—	(12,724)	(773)	(779)	(14,276)
Disposals	—	4,127	77	70	4,274
Balance at December 31, 2004	—	(10,318)	(853)	(823)	(11,994)
Charge for the year	(9)	(19,437)	(920)	(1,038)	(21,404)
Balance at December 31, 2005	**$ (9)**	**$ (29,755)**	**$ (1,773)**	**$ (1,861)**	**$ (33,398)**
Net book value—December 31, 2004	—	225,015	2,474	1,406	228,895
Net book value—December 31, 2005	**$87**	**$336,657**	**$ 3,082**	**$ 1,399**	**$341,225**

During the year ended December 31, 2005, the Group acquired three vessels (2004: five) which included the assumption of time charters which had rates of hire below the market value at the delivery date. The cost of the vessels totalled $103.2 million (2004: $107.4 million). The fair value of the liability associated with the time charters was $28.3 million (2004: $22.6 million). This has been reflected in the vessels cost and recorded as a liability in deferred revenue (see note 12 and note 19).

7. Advances for Vessel Acquisitions

At December 31, 2005, the Group had advanced progress payments totaling $11.2 million for the acquisition of two vessels, M/T Stena Compass ($5.6 million) and M/T Stena Compassion ($5.6 million). The total amount of capitalized interest and other costs relating to these vessels amounted to $0.1 million.

8. Accounts Payable

	December 31, 2004	**December 31, 2005**
Suppliers	$3,496	**$2,106**
Agents	182	**626**
Trade Creditors	151	**1,866**
	$3,829	**$4,598**

9. Accrued Liabilities

	December 31, 2004	**December 31, 2005**
Accrued interest	$ 768	**$ 7**
Other accrued expenses	273	**617**
Crew payroll	229	**422**
Claims	—	**1,834**
	$1,270	**$2,880**

The above amount for claims of $1.8 million represents speed claims of $604,000 and off-hire due to customers of $1.23 million.

(All amounts in tables expressed in thousands of U.S. Dollars)

10. Deferred Charges

	Financing Costs
Net Book Value at January 1, 2004	$ 274
Additions	1,959
Amortization	(321)
Deferred charges written-off	(266)
Net Book Value at December 31, 2004	1,646
Additions	2,824
Amortization	(837)
Deferred charges written-off	(761)
Net Book Value at December 31, 2005	**$2,872**

11. Long-term Debt

	Vessel	Balance as of December 31, 2005
A)	**Term loan facility**	
	M/T Altius	**$ 17,333**
	M/V CMA CGM Seine	**13,565**
	M/T Bora	**11,220**
	M/T Nordanvind	**11,890**
	M/T High Land	**9,043**
	M/T High Rider	**8,708**
	M/T Citius	**7,201**
	M/V Ocean Hope	**8,373**
	M/V CMA CGM Energy	**10,885**
	M/V CMA CGM Force	**10,885**
	M/V CMA CGM Makassar	**13,565**
	M/T Fortius	**17,332**
	Total	**140,000**
	Short-term	—
	Long-term	**140,000**
		140,000
B)	**Revolving loan facility**	
	M/T Chinook	**32,600**
	M/T Stena Compass	**5,610**
	M/T Stena Compassion	**5,610**
	Total	**43,820**
	Short-term	—
	Long-term	**43,820**
		43,820
	Total amount	**$183,820**

Senior Secured Credit Agreement

Simultaneously with the Company's initial public offering, the Company entered into a senior secured credit agreement ("the credit facility") with a syndicate of banks led by Fortis Bank, Bank of Scotland and Nordea Bank Finland. The credit facility is for a total of $290 million and comprises of a delayed-draw term loan facility of $140 million and a revolving credit facility of $150 million. During the year ended December 31, 2005, twelve of the Group's vessels (as listed above) repaid their existing loans with a combination of the credit facility and the proceeds of the Company's initial public offering. As a result, the Group wrote off $761,000 of financing costs associated with the previous debt. The $150 million revolving credit facility for the acquisition of additional vessels was drawn in November 2005 for the purchase of M/T Chinook ($32.6 million) and in October 2005 for deposits on the purchase of M/T Stena Compass ($5.6 million) and M/T Stena Compassion ($5.6 million). The rest of the revolving credit facility was undrawn as at December 31, 2005 and is available for two years until June 3, 2007.

The credit facility of $290 million, including the $140 million delayed-draw term loan facility and the $150 million revolving credit facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels.

The debt agreement also contains various covenants, including (a) restriction as to changes in management and ownership of the vessels, (b) limitation on incurring additional indebtedness, (c) mortgaging of vessels and restriction on payment of dividends, (d) minimum requirement regarding hull cover ratios, (e) minimum liquidity requirement, (f) maintenance of operating accounts and (g) minimum insurance values.

Effective April 3, 2006 the Company entered into a new $360 million revolving credit facility. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility. The $360 million facility is in the name of Aries Maritime as borrower and guaranteed by the vessel-owning subsidiaries supported by first preferred mortgages over their vessels.

As at December 31, 2005 repayments of the long-term debt under the new credit facility are due as follows (see also note 20):

	000's
2006–2010	—
2011	183,820
Total amount	$183,820

Interest on the new credit facility is charged at LIBOR plus a margin equal to 1.125% if the total liabilities divided by the total assets, adjusting the book value of the fleet to its market value, is less than 50%; and 1.25% if equal to or greater than 50% but less than 60%; and 1.375% if equal to or greater than 60% but less than 65%; and 1.5% if equal to or greater than 65%.

Interest on the existing credit facility was charged at LIBOR plus a 1.25% margin when the corporate leverage ratio was less than 60% and at LIBOR plus a 1.375% margin when the corporate leverage ratio was equal to or greater than 60%. Corporate leverage was defined as the ratio of outstanding total liabilities divided by the total assets, adjusted for the difference between the fair market value and book value of the collateral vessels. The effective interest rate at December 31, 2005 was 4.91% per annum and 5.42% per annum for the delayed-draw term loan facility and the revolving credit facility respectively.

Settlement of Fee Agreement with Bank

Certain loans with an aggregate outstanding amount of $135.75 million at December 31, 2004 contained additional participation arrangements with the Bank of Scotland. With $6.5 million of the proceeds of the Company's initial public offering, these obligations were settled in full on June 17, 2005.

12. Deferred Revenue

	Deferred revenue
December 31, 2003	$ —
Additions	22,638
Amortization	(9,055)
Interest	293
Deferred revenue written-off on disposal of vessels	(5,662)
December 31, 2004	8,214
Additions	28,387
Amortization	(9,275)
Interest	430
December 31, 2005	**27,756**
Short term	**10,715**
Long term	**17,041**
	$27,756

13. Stockholders' Equity

(a) On incorporation of the Company on January 12, 2005, 12,000 shares were issued with a par value of $1 per share resulting in net proceeds of $12,000. On January 17, 2005, the Company proceeded with a stock split resulting in 1,200,000 shares of $0.01 each.

(b) In April 2005, the Company paid a dividend to existing stockholders of $1.9 million. $214,000 of the dividend was paid in cash and the balance of $1.69 million was settled by the transfer of two group companies to existing stockholders. In June 2005, the Company paid a dividend of $150,000, which the Company settled by the issuance of 14,976,877 shares.

(c) On November 28, 2005, the Company paid a dividend of $14.78 million to existing stockholders.

14. Revenue from Voyages

The Group operates on a worldwide basis in one operating segment—the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

	December 31, 2003	December 31, 2004	**December 31, 2005**
Europe	$ —	$12,302	**$27,413**
Asia	3,658	21,846	**30,896**
Africa	3,658	10,571	**4,186**
South America (Venezuela)	—	3,550	**13,410**
	$7,316	$48,269	**$75,905**

During the year ended December 31, 2005, the Group received 91% of its income from five charterers (33%, 16%, 15%, 14% and 13%, respectively).

During the year ended December 31, 2004, the Group received 79% of its income from three charterers (43%, 23% and 13%, respectively).

15. Financial Instruments

Fair Values

The carrying amounts of the following financial instruments approximate their fair values; cash and cash equivalents and restricted cash accounts, trade and other receivables, due from managing agent, due from related parties, derivative financial instruments and trade and other payables. The fair values of long-term loans approximate the recorded values, generally, due to their variable interest rates.

(All amounts in tables expressed in thousands of U.S. Dollars)

Credit Risk

The Group believes that no significant credit risk exists with respect to the Group's cash due to the spread of this risk among various different banks and the high credit status of these counterparties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is reduced by the Group by chartering its vessels to established international charterers (refer to note 14).

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Group monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Group has a policy of entering into contracts with counterparties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparties, the Group does not believe it is necessary to obtain collateral arrangements.

The Group has entered into interest rate swap agreements detailed as follows:

Counterparty	Value Date	Termination Date	**Notional Amount Dec. 31, 2005/2004**	**Maximum fixed rate Dec. 31, 2005/2004**	Floating Rate	Fair value Dec. 31, 2003	Fair value Dec. 31, 2004	**Fair value Dec. 31, 2005**
Fortis Bank	03/01/06	03/06/09	**46,667**	**4.885%**	3-month LIBOR	—	—	**127**
Nordea Bank	03/01/06	03/06/09	**46,667**	**4.885%**	3-month LIBOR	—	—	**121**
Bank of Scotland	03/01/06	03/06/09	**46,667**	**4.885%**	3-month LIBOR	—	—	**153**
Bank of Scotland	04/06/04	01/06/07	**22,500**	**3.365%**	3-month LIBOR	—	3	**—**
Bank of Scotland	18/01/01	30/06/05	**12,500**	**5.5%**	3-month LIBOR	—	(247)	—
Bank of Scotland	09/06/04	05/05/09	**22,063**	**3.9%**	3-month LIBOR	—	(171)	—
Bank of Scotland	19/03/03	13/03/06	**25,750**	**2.535%**	3-month LIBOR	(215)	167	—
						(215)	(248)	**401**

These interest rate swaps are used to hedge the interest expense arising from the Group's long-term borrowings detailed in Note 11. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

The total fair value change of the interest rate swaps indicated above is shown in the income statement. These amounts were a gain of $950,000 as of December 31, 2005, a loss of $33,000 as of December 31, 2004 and a loss of $215,000 as of December 31, 2003. These fair values are based upon valuations received from the relevant financial institutions. The related asset or liability is shown under derivative financial instruments in the balance sheet.

16. Changes in Working Capital

	December 31, 2003	December 31, 2004	**December 31, 2005**
(Increase) decrease in			
Trade receivables	$ (1)	$ (302)	**$ 120**
Other receivables	—	(114)	**54**
Inventories	(83)	(352)	**(210)**
Prepaid expenses and other	(30)	(299)	**(192)**
Due from managing agent	—	—	**(84)**
Due from related parties	—	(1,582)	**(152)**
Increase (decrease) in accounts payable, trade	311	3,518	**936**
Accrued liabilities	209	1,061	**1,684**
Deferred income	246	1,805	**1,112**
Due to related parties	529	—	—
	$1,181	$ 3,735	**$3,268**

17. Commitments and Contingent Liabilities

(a) Commitments

Management Agreements

From June 8, 2005, certain of the vessel-owning subsidiaries commenced operating under new ten-year ship management agreements with Magnus Carriers Corporation ("Magnus Carriers"), a related party under common control. These ship management agreements are cancelable by the vessel-owning subsidiaries with two months' notice, while Magnus Carriers has no such option. Under these agreements, Magnus Carriers provides both technical and commercial management services for the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries pays vessel operating expenses to Magnus Carriers based on the jointly established budget per vessel, which will increase by 3% annually and be subject to adjustment every three years. If actual vessel operating expenses exceed or are below the budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures or benefit from the savings equally. Expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation will be paid solely by the relevant subsidiary. Also, each of these agreements provides for the payment to Magnus Carriers of a management fee of $146,000 per annum for technical management services, plus $1,000 per month for office space and administrative support (refer to note 19). With effect from January 1, 2006, this $1,000 per vessel per month fee no longer exists.

From November 30, 2005, Chinook Waves Corporation commenced operating its vessel, M/T Chinook under a ship management agreement with Ernst Jacob Shipmanagement GmbH ("Ernst Jacob"). Under this agreement, Ernst Jacob provides technical management services for the vessel-owning subsidiary receiving an annual management fee of Euro 128,000.

Purchase of Vessels

In October 2005, contracts were entered into for the purchase of two products tankers; two 72,750 (approximately) dwt vessels (M/T Stena Compass and M/T Stena Compassion) costing $56.1 million each. The M/T Stena Compass was delivered on February 14, 2006. The M/T Stena Compassion is due to be delivered in May 2006.

Rental Agreement

On November 21, 2005 AMT Management Ltd. entered into an office rental agreement with a related party, a company under common control, with effect from December 1, 2005 for six years at a monthly rental of Euro 4,000 plus stamp duty ($4,890) (refer to note 19).

The following table sets out long-term commercial obligations for rent and management fees outstanding as of December 31, 2005:

	000's
2006	2,051
2007	1,931
2008	1,955
2009	2,015
2010 and thereafter	13,110
Total	21,062

(b) Contingencies

Legal Proceedings

There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group's business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group's results of operations, financial position or cash flows.

18. Taxation

The Group is not subject to tax on international shipping income in its respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies' vessels are subject to tonnage taxes, which have been included in the vessel operating expenses in the accompanying statements of income.

19. Transactions Involving Related Parties

(a) Management Fees

The vessel-owning companies included in the Group receive technical and commercial management services from Magnus Carriers, a company under common control, pursuant to ship management agreements. Under these agreements, the Group paid management fees of $1.498 million for the year ended December 31, 2005, $893,000 for the year ended December 31, 2004 and $199,000 for the period ended December 31, 2003 which is separately reflected in the statements of income.

(b) Commissions

Magnus Carriers and Trampocean S.A., related companies under common control, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The

(All amounts in tables expressed in thousands of U.S. Dollars)

Group paid these companies fees for chartering services of $50,000 for the year ended December 31, 2005 $368,000 for the year ended December 31, 2004 and $73,000 for the period ended December 31, 2003. These commissions relate to agreements which are superseded by the new ship management agreements between Magnus Carriers and the vessel-owning subsidiaries. From the effective date of the new ship management agreements Magnus Carriers may only receive commission on new charters. Under the new ship management agreements, Magnus Carriers will be paid 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for the Group.

(c) Rental Agreement

During 2005, the Group entered into a rental agreement with a related party, a company controlled by directors (see note 17). The Group paid $4,693 to the related party during the year ended December 31, 2005 (2004 and 2003 $NIL).

(d) Amounts Due from/to Related Parties

Amounts due from related parties were $1.293 million at December 31, 2005 and $1.053 million at December 31, 2004. Amounts due to related parties were $529,000 at December 31, 2003. These amounts represent payments less receipts made by the Group on behalf of (i) other vessel-owning companies under common control with the Group, consisting of $392,000 (due from) at December 31, 2005, $138,000 (due from) at December 31, 2004 and $NIL at December 31, 2003 and (ii) Magnus Carriers Corporation, consisting of $901,000 (due from) at December 31, 2005, $915,000 (due from) at December 31, 2004 and $529,000 (due to) at December 31, 2003. There are no terms of settlement for these amounts, as of December 31, 2005

(e) Crewing

Crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $310,000 for the year ended December 31, 2005, $278,000 for the year ended December 31, 2004 and $58,000 for the period ended December 31, 2003.

(f) Vessel Purchase

Aries Maritime exercised its right to acquire the M/T Chinook under the Right of First Refusal Agreement with Magnus Carriers in October 2005. The acquisition was offered to Aries Maritime by Magnus Carriers on either of two bases; (a) with retention of the five year head charter dated June 16, 2003 between the sellers and Pacific Breeze Tankers Ltd. (a joint venture company, 50% of which is ultimately owned between Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally) as charterers, at a rate of $13,000 per day, in which case the purchase consideration would be $30.6 million or, (b) without the head charter, in which case the purchase consideration would be $32.6 million. Aries Maritime exercised its right on basis (b). The total purchase consideration of $32.6 million for the M/T Chinook, paid on November 30, 2005, comprised purchase consideration under the terms of a Memorandum of Agreement dated October 25, 2006 of $30.6 million and a $2 million additional purchase consideration to the sellers under the terms of a separate agreement relating to the termination of the head charter.

Pursuant to an agreement dated December 28, 2004 Aries Maritime exercised its right to acquire CMA CGM Seine and CMA CGM Makassar in June, 2005 and took delivery of these vessels on June 24, 2005 and July 15, 2005 respectively. Both vessels were purchased from International Container Ships KS (a Norwegian limited partnership, of which Mons Bolin, President and Chief Executive Officer of Aries Maritime and Gabriel Petridis equally together, ultimately owned 25%). The purchase price paid for the CMA CGM Seine was $35.4 million and for the CMA CGM Makassar was $35.3 million.

(g) General and Administrative Expenses

During the year ended December 31, 2005 the Group paid directors' fees of $467,000 (2004 and 2003 $NIL). Such fees are included in general and administrative expenses in the accompanying consolidated statements of income.

20. Post-balance Sheet Events

(a) Credit Facility

With effect from March 1, 2006 the Group voluntarily reduced its existing $150 million revolving credit facility to $145 million.

The Group entered into a new $360 million revolving credit facility on April 3, 2006. The $360 million facility, which has a term of five years, is to be used to replace the current $140 million term loan facility and $150 million revolving credit facility.

(b) Dividend

On February 13, 2006 the Directors of Aries Maritime declared a dividend of $0.35 per share for the three-month period ended December 31, 2005. The dividend was paid on March 9, 2006 to shareholders on record as of February 23, 2006.

(c) Interest Rate Swap

On April 7, 2006 the interest rate swap with Fortis Bank was terminated and the settlement proceeds amounted to $490,000 in favor of Aries Maritime.

■ ■ ■ ARIES MARITIME TRANSPORT LIMITED

Market for Registrant's Common Equity and Related Stockholder Matters

Market Information, Holders and Dividends

Our common stock has traded on the Nasdaq National Market under the symbol "RAMS" since our initial public offering on June 3, 2005. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on the Nasdaq National Market:

	High	Low
Fiscal Year Ended December 31, 2005		
June 3, 2005 to June 30, 2005	$13.72	$12.38
3rd Quarter	16.50	12.45
4th Quarter	15.78	11.66

Under our dividend policy we intend to pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, *less* cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

During 2005 we paid our first dividend, in the amount of $0.52 per share, which was paid on November 28, 2005, in respect of the four-month period between June 1, 2005 and September 30, 2005. On March 9, 2006, we paid a dividend in the amount of $0.35 per share in respect of the fourth quarter of 2005.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our new credit facility agreement, the provisions of Bermuda law affecting the payment of dividends, and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

We did not repurchase any of our outstanding equity securities during the year ended December 31, 2005.

Adjusted EBITDA Reconciliation

(All amounts in thousands of U.S. dollars, unless otherwise stated)	From inception (March 7, 2003) through December 31, 2003	Year ended December 31, 2004	**Year ended December 31, 2005**
Adjusted EBITDA Reconciliation(1)			
Net income	514	25,273	**14,771**
Plus net interest expense	1,534	8,558	**18,121**
Plus depreciation and amortization	1,992	5,221	**12,112**
Plus/(less) change in fair value of derivatives	215	33	**(950)**
Adjusted EBITDA	4,255	39,085	**44,054**

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives. The Company's management uses Adjusted EBITDA as a performance measure. The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

The following are definitions of certain terms that are commonly used in the shipping industry and in this annual report.

Aframax tanker	A tanker with capacity ranging from 80,000 to 124,999 dwt.
Annual survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.
Bareboat charter	A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."
Bunkers	Heavy fuel and diesel oil used to power a vessel's engines.
Charter	The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.
Charterer	The party that hires a vessel for a period of time or for a voyage.
Charterhire	A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as "freight."
Classification society	An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel's registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being "in-class."
Clean products	Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.
Containers	Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.
Container vessel	A vessel designed to carry standardized containers. Container vessels are mainly "cellular," which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and they may be "geared," which means they are equipped with cranes for loading and unloading containers.
Dirty products	Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.
Double hull	A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.
Dry-docking	The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings are generally required once every 30 months or twice every five years, one of which must be a special survey.

Glossary of Shipping Terms *(Continued)*

Dwt	Deadweight ton, which is a unit of a vessel's capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.
Feeder	A short-sea vessel that transfers cargo between a central "hub" port and smaller "spoke" ports.
Freight	A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.
Gross ton	A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.
Handy products tanker	A tanker with capacity ranging from 27,000 to 37,999 dwt.
Hull	Shell or body of a ship.
IMO	International Maritime Organization, a United Nations agency that issues international standards for shipping.
Intermediate Survey	The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.
Lightering	To partially discharge cargo from a vessel anchored offshore to a smaller vessel used to transport the cargo, typically to the shore.
MR tanker	A medium-sized tanker with capacity ranging from 38,000 to 54,999 dwt.
Newbuilding	A new vessel under construction or just completed.
Off-hire	The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, dry-docking and surveys, whether or not scheduled.
	The United States Oil Pollution Act of 1990.
Panamax tanker	A tanker with capacity ranging from 55,000 to 79,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Panama Canal.
Petroleum products	Refined crude oil products, such as fuel oils, gasoline and jet fuel.
Products tanker	A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.
Protection and indemnity insurance	Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.
Scrapping	The sale of a vessel as scrap metal.
Single hull	A hull construction design in which a vessel has only one hull.
Sister Ships	Vessels of the same class and specifications typically built at the same shipyard.
Special Survey	The inspection of a vessel by a classification society surveyor that takes place every five years.
Spot market	The market for immediate chartering of a vessel, usually for single voyages.

Suezmax tanker	A tanker with capacity ranging from 125,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.
Tanker	A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.
TCE	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (*i.e.*, spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.
TEU	Twenty-foot equivalent unit, which is the standard measure of a container vessel's cargo-carrying capacity. It means the space that is occupied by a container of standard external dimensions.
Time charter	A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.
Vessel operating expenses	The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions, which are included in "voyage expenses."
VLCC	A very large crude carrier; a tanker with capacity of 200,000 dwt and over.
Voyage charter	A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.
Voyage expenses	Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents' fees, canal dues and extra war risk insurance, as well as commissions.

CORPORATE INFORMATION



Board of Directors

Per Olav Karlsen
Director and Chairman

Henry S. Marcus
Director

Panagiotis Skiadas
Director and Deputy Chairman

Executive Officers

Mons S. Bolin
Director, President and Chief Executive Officer

Richard J.H. Coxall
Director and Chief Financial Officer

Corporate Office

18 Zerva Nap., Str
166 75 Glyfada, Greece
Ph: 30 210 8983787
Fax: 30 210 8983788
www.ariesmaritime.com

Transfer Agent

Computershare Trust
Company, Inc
350 Indiana Street
Suite 800
Golden, Colorado 80401
Ph: 303-262-0600
Fax: 303-262-0700

Stock Listing

NASDAQ National Market
Symbol: RAMS

Independent Auditor

PricewaterhouseCoopers
2, 2nd Merarhias Street
185 35 Piraeus, Greece
Ph: 30 210 4284000
Fax: 30 210 4520263

Legal Counsel

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Ph: 212-574-1200
Fax: 212-480-8421

Investor Relations Contact

The IGB Group
628 Broadway—Suite 403
New York, NY 10012
Ph: 212-477-8438
Fax: 212-477-8636
Leon Berman, Director

Notice of Annual Meeting

The Company's Annual Meeting of Stockholders will be held on May 25, 2006 in New York, New York.

Forward-Looking Statements

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC's petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry-docking, changes in Aries Maritime Transport Limited's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited's filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" reflect forward-looking statements.